SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)



                       UNION ACCEPTANCE CORPORATION
                             (Name of Issuer)


                              CLASS A COMMON
                      (Title of Class of Securities)


                                904832102
                             (CUSIP Number)



   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  904832102

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Monarch Capital Management, Inc.
     35-1923576

2.   Check the appropriate box if a member of a group

     [  ] a
     [  ] b

3.


4.   Citizenship or Place of Organization

     127 West Berry Street, Suite 402
     Fort Wayne, IN  46802

5.   Sole Voting Power

     336,987

6.   Shared Voting Power

     0

7.   Sole Dispositive Power

     526,737

8.   Shared Dispositive Power

     0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     526,737

10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

     __________________

11.  Percent of Class Represented by Amount in Row 9

     2.24%

12.  Type of Reporting Person

     IA

CUSIP No.    904832102
ITEM 1(A).   NAME OF ISSUER.

             Union Acceptance Corporation

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             250 North Shadeland Avenue
             Indianapolis, Indiana  46219

ITEM 2(A).   NAME OF PERSON FILING.

             Monarch Capital Management, Inc.

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

             127 West Berry Street, Suite 402
             Fort Wayne, Indiana  46802

ITEM 2(C).   CITIZENSHIP.

             Not applicable

ITEM 2(D).   TITLE OF CLASS OF SECURITIES.

             Union Acceptance Corporation Class A common stock

ITEM 2(E).   CUSIP NUMBER.

             904832102

ITEM 3.      IF THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULES 13D-1(B) OR
             13D-2(B):

             Monarch Capital Management, Inc., is an Investment Adviser registered under section 8 of the Investment Advisers Act of 1940.

ITEM 4.      OWNERSHIP.

ITEM 4(A).   AMOUNT BENEFICIALLY OWNED:

             Please refer to number 9 of the cover page.

ITEM 4(B).   PERCENT OF CLASS:

             Please refer to number 11 of the cover page.

ITEM 4(C).   Number of shares as to which such person has:

             Please refer to numbers 5, 6, 7 and 8 of the cover page.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x].

ITEM 6.      OWNERSHIP  OF  MORE THAN FIVE PERCENT  ON  BEHALF  OF  ANOTHER
             PERSON.

             On March 5, 1997, Susan L. Hanzel entered into an investment management contract with Monarch Capital Management, Inc., to provide discretionary investment management for funds and securities deposited in a custody account in the name of Ms. Hanzel at Merrill Lynch. On December 15, 1997, 346,857 shares of Union Acceptance Corporation Class A Common Stock were deposited in this account over which Monarch Capital Management, Inc., has sole dispositive power. In 1999, Ms. Hanzel conferred upon Monarch Capital Management, Inc., the power to vote her shares, subject to Ms. Hanzel's right to revoke such authority. A Schedule 13D, dated November 7, 1997, has been filed by Ms. Hanzel who retains sole voting power and the right to receive dividends and the proceeds from the sale of these securities. On December 31, 1997,
             Ms. Hanzel sold 5,000 shares. On September 9, l998, Ms. Hanzel sold 10,000 shares. On February 16, 1999, Ms. Hanzel sold 2,700 shares. On February 13, 1999, Ms. Hanzel sold 7,300 shares. On April 22, 1999, Ms. Hanzel sold 1,000 shares. On July 10, 2000, Ms. Hanzel sold 10,000 shares. On December 6, 2000, Ms. Hanzel gifted 870 shares. On April 24, 2001, Ms. Hanzel sold 3,000 shares. On May 22, 2001, Ms. Hanzel sold 2,000 shares. On June 14, 2001, the Issuer's outstanding rose to 23,498,048, reducing the percentage of shares owned by Ms. Hanzel to less than 5% of the issuer's outstanding shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable

ITEM 10.     CERTIFICATION.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 17, 2001
                                  Margaret H. Candor,
                                  Vice President & Treasurer